May 5, 2006
Via EDGAR and Facsimile (202) 772-9368
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-0405

Attention:	Mr. H. Roger Schwall
Ms. Carmen Moncada-Terry

Re:	Endeavour International Corporation
Registration Statement on Form S-3, File No. 333-132684
Dear Mr. Schwall and Ms. Moncada-Terry:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Endeavour International Corporation (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-132684 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 5:00 p.m., Washington, D.C. time, on May 8, 2006, or as soon as practicable thereafter.
     In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Endeavour International Corporation
/s/ Robert L. Thompson
Robert L. Thompson
Vice President, Chief Accounting Officer

On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com